November 30, 2020

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Abby Adams Celeste Murphy Julie Sherman Angela Connell

Re:	Kinnate Biopharma Inc. Registration Statement on Form S-1 (File No.333-250086)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that today, November 30, 2020, approximately 2,825 copies of the Preliminary Prospectus dated November 30, 2020 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Wednesday, December 2, 2020 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC
SVB LEERINK LLC
PIPER SANDLER & CO.

As representatives of the Underwriters

By:	Goldman Sachs & Co. LLC

By:	/s/ Elizabeth Wood
	Name:	Elizabeth Wood
	Title:	Managing Director

By:	SVB Leerink LLC
By:	/s/ Dan Dubin
	Name:	Dan Dubin
	Title:	Vice Chairman

By:	Piper Sandler & Co.
By:	/s/ Chad E. Huber
	Name:	Chad E. Huber
	Title:	Managing Director